Exhibit 99.9

Raymond Chabot
Grant Thornton LLP
Suite 2000
National Bank Tower
600 De La Gauchetière Street West
Montréal, Quebec
H3B 4L8
Consent of Independent Registered    T 514-878-2691
Public Accounting Firm

We have issued our report dated June 9, 2021, with respect to the consolidated financial statements of Alithya Group inc. (the “Company”) for the year ended March 31, 2021, included as an Exhibit to the Annual Report of the Company. on Form 40-F for the fiscal year ended March 31, 2022.

We consent to the inclusion of said report in the Annual Report of Alithya Group inc. on Form 40-F for the fiscal year ended March 31, 2022.

We also consent to the incorporation by reference of said report in the Registration Statement of Alithya Group inc. on Form S-8 (File No. 333-228487).

Montréal, Canada
June 17, 2022

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